BIOSTAGE, INC.

84 October Hill Road, Suite 11

Holliston, Massachusetts 01746

February 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biostage, Inc. - Withdrawal of Registration Statement on Form S-1 (File No. 333-265741)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Biostage, Inc. a Delaware corporation (the “Registrant”), hereby respectfully requests that the Registration Statement on Form S-1 (File No. 333-265741), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) be withdrawn effectively immediately. The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2022.

The Registrant has determined not to pursue the contemplated public offering on the terms described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Registrant also advises the Commission that it may undertake a subsequent private offering in reliance on Rule 152 of the Securities Act.

Please do not hesitate to contact Chad J. Porter, Esq. of Burns & Levinson LLP, counsel to the Registrant, by telephone at (617) 345-3686 or cporter@burnslev.com if you have any questions regarding the foregoing or if we can provide any additional information.

Thank you for your assistance with this matter.

Sincerely,

BIOSTAGE, INC.

By:	/s/ Joseph L. Damasio, Jr.
Name:	Joseph L. Damasio, Jr.
Title:	Chief Financial Officer

cc: Chad J. Porter, Esq., Burns & Levinson LLP